Exhibit 99.1

BCE implements amendments to its Shareholder Dividend Reinvestment Plan to permit discount for treasury issuances; 2% discount to apply starting with reinvestment of dividend payable on January 15, 2025

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

MONTRÉAL, November 18, 2024 – BCE Inc. (TSX, NYSE: BCE) announced today that it has implemented the previously announced amendments to its Shareholder Dividend Reinvestment and Stock Purchase Plan (the “DRP”) to permit, at the BCE Board’s discretion, for the issuance of new common shares from treasury at a discount to the volume weighted average trading price of the common shares for the five trading days immediately preceding the applicable dividend payment date (the “Average Market Price”).

Commencing with the previously declared dividend payable on January 15, 2025 to eligible holders of common shares as of the December 16, 2024 record date, and subsequently until further notice, common shares distributed under the DRP will be issued from treasury at a discount of 2% to the Average Market Price. The discount will not apply to purchases made pursuant to optional cash payments.

Common shares delivered to participants under the DRP in reinvestment of cash dividends were previously purchased by BCE’s agent, TSX Trust Company (the “Agent”), on the secondary market with cash provided by BCE. The equity issuances anticipated from implementing a discounted DRP are expected to enable BCE to retain cash to help fund strategic growth initiatives and strengthen the balance sheet.

The DRP continues to offer a convenient means for eligible holders of BCE common shares to acquire additional common shares without charge for any commission or brokerage fees by reinvesting the cash dividends on their respective holdings of common shares or by making optional cash payments in the form of cash or dividends on BCE preferred shares. The annual limit of optional cash payments, in the form of cash or dividends on preferred shares, has been increased from Cdn$20,000 to Cdn$40,000.

Existing participants in the DRP will automatically have the discount applied to the reinvestment of the dividend payable to holders of common shares on January 15, 2025. Registered shareholders of BCE common shares resident in Canada or the United States wishing to join the DRP can obtain an enrollment form at www.tsxtrust.com/bce/drip, or by contacting the Agent (Tel: 1-800-561-0934 (Toll free in Canada and the U.S.) or bce@tmx.com), or on BCE’s website at https://bce.ca/investors/shareholder-info/dividend-reinvestment-plan. In order to participate in time for the dividend payable on January 15, 2025, enrollment forms from registered holders of common shares must be received by the Agent before the close of business on December 16, 2024. Beneficial owners of BCE common shares (shareholders who hold their shares through a financial institution, broker or other intermediary) should consult with the intermediary well in advance of that date to determine how to participate in the DRP.

Participation in the DRP is optional. Eligible shareholders who have not elected to participate in the DRP will continue to receive their regular cash dividends in the usual manner. A copy of the DRP incorporating the latest amendments is available on BCE’s website at https://bce.ca/investors/shareholder-info/dividend-reinvestment-plan, on SEDAR+ at www.sedarplus.ca, and on the website of the Agent at www.tsxtrust.com/bce/drip.

Notice to United States Investors

This communication does not constitute an offer to sell or the solicitation to buy securities. Since DRP participants may receive newly issued common shares pursuant to the DRP, BCE has filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register sales of such newly issued common shares in the United States. A copy of the prospectus relating to such sales is available on the SEC’s website at www.sec.gov, and on BCE’s website at https://bce.ca/investors/shareholder-info/dividend-reinvestment-plan as well as on the website of the

Agent at https://www.tsxtrust.com/bce/drip.

The common shares of BCE offered under the DRP outside the United States will not be registered under the United States Securities Act of 1933.

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes mental health with awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

1 Based on total revenue and total combined customer connections.

Media inquiries

Ellen Murphy

media@bell.ca

Investor inquiries

Thane Fotopoulos

thane.fotopoulos@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to potential future issuances by BCE of new common shares pursuant to its discounted treasury DRP, the expected timing of commencement thereof, the announced discount level and the benefits expected to result from such equity issuances, and other statements that are not historical facts.

All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. BCE may determine at any time, in accordance with the terms of the DRP, to cease treasury issuances and to deliver common shares to participants under the DRP in reinvestment of cash dividends through the purchase of shares on the secondary market. The application of any discount, and the percentage thereof, to the issuance of common shares from treasury under the DRP, as well as the amount, and declaration, of dividends, are subject to the discretion of BCE’s board of directors. Consequently, there can be no assurance that the announced 2% discount or any discount will be maintained or that dividends will be declared. The level of BCE’s common share dividend and the declaration of dividends by the BCE board are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those described in BCE’s public disclosure documents. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2023 Annual MD&A dated March 7, 2024, BCE’s 2024 First Quarter MD&A dated May 1, 2024, BCE’s 2024 Second Quarter MD&A dated July 31, 2024, BCE’s 2024 Third Quarter MD&A dated November 7, 2024 and BCE’s news release dated November 7, 2024 announcing its financial results for the third quarter of 2024, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.